SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20529

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          HUNGARIAN BROADCASTING CORP.
             (Exact Name of Registrant as Specified in its Charter)

        DELAWARE                                         13-36787223
        --------                                         -----------
(State of Incorporation)                         (IRS Tax Identification #)




                       445 PARK AVENUE, NEW YORK. NY 10022
                       ------------------------------------
           (Address of Principal Executive Offices, City, State & Zip)


SECURITIES TO BE REGISTERED, PURSUANT TO SECTION 12(g) OF THE ACT:

                    TITLE OF EACH CLASS TO BE SO REGISTERED

                        Preferred Stock ($.001 par value)

     INFORMATION REQUIRED IN REGISTRATION STATEMENT:

     Item 1. Capital Stock to be Registered

     Preferred Stock $.001 par value - For Description, see attached description from Registration Statement
     No.333 13371

     ltem 2. Debt Securities to be Registered:

     None

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     Item 3.    Other Securities to be Registered:

     None.

     Item 4.    Exhibits:

     Exhibits were filed with the Securities and Exchange Commission as Exhibits to Registration Statement No.333 - 13371 (List of Exhibits annexed).



                                   SIGNATURE:


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                             HUNGARIAN BROADCASTING CORP.



                                          BY: /s/Ronald Scott Moss
                                             -----------------------------
                                              Ronald Scott Moss, Secretary


Dated:    September 26, 1997.

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                            DESCRIPTION OF SECURITIES

     The Company's authorized capitalization consists of 15,000,000 shares of Common Stock, par value $.001 per share and 5,000,000 shares of Preferred Stock, par value $.001 per share, which may be issued in one or more series. As of the date of this Prospectus, the Company had 2,585,600 shares of Common Stock and 100,000 Preferred Shares outstanding. The following is a summary description of the Units, Common Stock, Common Stock Purchase Warrants and Preferred Shares. All securities are qualified in their entirety by reference to the Company's Certificate of Incorporation, as amended.

UNITS

     Each Unit consists of one share of Series A Convertible Cumulative Redeemable Preferred Stock and one Common Stock Purchase Warrant. On September 9, 1997, the Underwriter determined to separate the components of the Units effective September 22, 1997.

     The Warrants will trade under the symbol HBCOW, and the Preferred Shares will trade under the symbol HBCOP.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by Stockholders. The holders of shares of Common Stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefore, and, upon liquidation, are entitled to share pro rata in any distribution to stockholders after payments to creditors and after paying or providing for any liquidation preferences to the Preferred Stock. There are no conversion or redemption privileges, nor sinking fund provisions with respect to the Common Stock, and stockholders have no preemptive rights to acquire shares of Common Stock issued by the Company in the future. All of the outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

     The Common Stock is traded on the NASDAQ SmallCap Market under the symbol HBCO.

PREFERRED STOCK

     Preferred Stock may be issued in one or more series, to be determined and to bear such title or designation as may be fixed by resolution of the Board of Directors prior to the issuance of any shares thereof. Each series of Preferred Stock will have such voting powers, if any, preferences, and other rights as determined by the Board of Directors, with such qualifications, limitations or restrictions as may be stated in the resolutions of the Board of Directors adopted prior to the issuance of any shares of such series of Preferred Stock.

     The Preferred Shares are the first series of Preferred Stock designated by the Board of Directors. The Company may not, without the affirmative vote of the holders of at least a majority of the outstanding Preferred Shares, amend, alter or repeal any of the provisions of the Certificate of Incorporation or the Certificate of Designation for the Preferred Shares, or authorize any reclassification of the Preferred Shares so as to adversely affect the



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preferences, special rights or privileges or voting power of the Preferred
Shares or authorize or create any class of stock ranking prior to the Preferred Shares as to dividends or distribution of assets, or create or issue any shares of any series of the Company's authorized preferred stock ranking prior to the Preferred Shares as to dividends or distribution on liquidation. The Board has no present plans to issue any other series of Preferred Stock. However, the holders of any series of the Preferred Stock which may be issued in the future could have voting rights, rights to receive dividends or rights to distribution in liquidation superior to those of holders of the Preferred Shares or Common Stock, thereby adversely affecting rights of the holders of the Preferred Shares or Common Stock.

     Because the terms of each series of Preferred Stock may be fixed by the Company's Board of Directors without Stockholder action, Preferred Stock could be issued with terms calculated to defeat a proposed takeover of the Company, or to make the removal of the Company's management more difficult. Under certain circumstances, this could have the effect of decreasing the market price of the Preferred Shares, the publicly held Warrants, the Common Stock and the Units. Management of the Company is not aware of any such threatened transaction to obtain control of the Company.

SERIES A CONVERTIBLE CUMULATIVE PREFERRED STOCK

     The Board of Directors has filed a Certificate of Designation designating 1,000,000 shares of Preferred Stock as "Series A Convertible Cumulative Preferred Stock" (the "Preferred Shares") with the following rights, preferences and privileges:

     CONVERSION. Unless previously redeemed by the Company, the holders of the Preferred Shares are entitled, beginning on the Separation Date, to convert each Preferred Share into two (2) shares of Common Stock subject to adjustment as described below. In lieu of issuing fractional shares upon conversion, the Company may pay an equivalent amount in cash. No adjustment for dividends will be made on conversion of any Preferred Shares. Accordingly, accrued dividends will not be paid on a Preferred Share if it is converted between a dividend payment date and the next record date for dividend payments. If any holder surrenders a Preferred Share for conversion after the close of business on the record date for the payment of a dividend and prior to the opening of business on the next dividend payment date, then, notwithstanding such conversion, the dividend payable on such dividend date will be paid to the registered holder of such share on such record date. In such event, such share, when surrendered for conversion, must be accompanied by payment of an amount equal to the dividend payable on such dividend payment date on the share so converted. In the case of Preferred Shares called for redemption, conversion rights will expire at the close of business on the redemption date.

     The conversion rate is subject to adjustment upon the occurrence of certain events, including the issuance of stock of the Company as a dividend or distribution on the Common Stock but not as dividends on the Preferred Shares; sub-divisions and combinations of Common Stock; certain reclassifications, consolidations, mergers and sales of property of the Company; the issuance to all holders of Common Stock of certain rights or warrants; and the distribution to all holders of Common Stock of evidence of indebtedness of the Company or of assets (excluding cash dividends or distributions from retained earnings). Except as stated above, the Conversion Price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock, or carrying the right to purchase any of the foregoing, in exchange for cash, property or services.

     DIVIDENDS. Each Preferred Share is entitled to cumulative annual dividends of $1.20 payable on September 15 of each year commencing September 15, 1997. Unpaid dividends will accumulate and be payable prior to the payment of dividends on the Common Stock. The Company may, at its option, pay dividends in



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shares of Common Stock, in lieu of cash. Shares used for such purpose will be valued at the average closing bid price during the ten trading days ending on the tenth day before the dividend payment date, subject to certain conditions. For the foreseeable future, the Company expects to make dividend payments on the Preferred Shares in shares of Common Stock.

     REDEMPTION. The Preferred Shares are redeemable after the Separation Date at the option of the Company, on not less than 30 days' written notice to registered holders at the redemption price of $12 per share plus accumulated dividends, provided the Company may not redeem the Preferred Shares unless the closing price of the Common Stock equals or exceeds $10 per share for at least 20 of the 30 consecutive trading days ending within five trading days prior to the date the redemption notice is mailed.

     VOTING RIGHTS. Preferred Shares are entitled to one vote per share voting together with the Common Stock as one class, except as otherwise provided by the Delaware General Corporation Law provided, however, that if dividends payable on the Preferred Shares shall have been unpaid for two dividend periods, the holders of the Preferred Shares, voting as a class, shall be entitled to elect two directors to the Board of Directors.

     PREFERENCE ON LIQUIDATION. Preferred Shares will be entitled to a preference on liquidation equal to $10 per share, plus accumulated unpaid dividends.

     NO SINKING FUND. The Company is not required to provide for the retirement or redemption of the Preferred Shares through the operation of a sinking fund.

COMMON STOCK PURCHASE WARRANTS

     The Company has outstanding 1,603,900 Common Stock Purchase Warrants (the "Warrants"). Each Warrant entitles the holder to purchase until December 20, 2000 one share of Common Stock at an exercise price of $6.00. The Warrants are subject to redemption by the Company at any time after April 20, 1997 on 30 days notice at $.25 per Warrant provided that the closing sale price, or if none, the closing bid price of the Common Stock is $8.50 per share on at least 20 days of the 30 trading days ending within 15 days of the date on which the notice of redemption is mailed. Holders of Warrants shall have exercise rights until the close of the business day preceding the date fixed for redemption.

     The Warrants contain provisions that protect the holders thereof against dilution by adjustment of the exercise price in certain events, such as stock dividends and distributions, stock splits, recapitalizations, mergers and consolidations. No adjustment exists for the issuance of shares of Common Stock, among other circumstances, upon exercise of any of the Warrants or options granted under any stock option plan or the Underwriter's Warrant. The Company is not required to issue fractional shares. The holder of a Warrant does not possess any rights as a stockholder of the Company unless he exercises his Warrant and obtains Common Stock. The Warrants have been issued in registered form under a Warrant Agreement dated as of December 20, 1995 and amended by agreement dated as of February 5, 1997 between the Company and American Stock Transfer & Trust Company as Warrant Agent. The shares of Common Stock issued upon exercise of a Warrant will be fully paid and non-assessable. A Warrant may be exercised upon the surrender of a duly completed warrant certificate on or prior to its expiration, accompanied by cash or certified bank check for the exercise price.

     The Warrants are traded on the NASDAQ SmallCap Market under the symbol
HBCOW.



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UNDERWRITER'S WARRANTS

     In December 1995, the Company sold to J.W. Barclay & Co., Inc. (the underwriter in the Public Offerings in December 1995 and February 1997) at a price of $.001 per Warrant 100,000 warrants (the "Underwriter's Stock Warrants") to purchase a like number of shares of Common Stock of the Company and 140,000 warrants (the "Underwriter's Warrants") to purchase a like number of Common Stock Purchase Warrants. The Underwriter's Stock Warrants are exercisable at a price of $8.25 per share and the Underwriter's Warrants are exercisable at a price of $0.225 per Common Stock Purchase Warrant for a period ending December 20, 2000. In connection with the Unit offering, the Company sold to the Underwriter, for a nominal consideration, 50,000 Unit Warrants to purchase a like number of Units at an exercise price of $16.50 per Unit.

REGISTRATION RIGHTS

      The Company has granted certain registration rights to the persons who purchased the 265,000 shares of its Common Stock in the November 1994 Private Placement. These investors have the right to include their shares in any registration statement filed by the Company ("Piggy Back Registration Rights") unless, in the reasonable opinion of the managing underwriter of the offering so registered, such registration would adversely affect the plan of distribution contemplated.

TRANSFER AGENT

      The transfer agent for the Common Stock and for the Preferred Shares is American Stock Transfer & Trust Co., 40 Wall Street, New York, New York 10005.

REPORTS TO STOCKHOLDERS

      The Company furnishes its Stockholders with annual reports containing financial statements audited and reported upon by its independent accounting firm and other reports as it determines or is required by law.